File number 82 - 524

FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

04 FEB -2 AM 7:21

82-34640

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

23 January 2004

04012530

SUPPL

Dear Sir

Friends Provident plc - File number 82 - 524

Since our previous submission to you on 19th January 2004 enclosed a recent press release to the London Stock Exchange.

Increase of issued share capital - 23rd January 2004

Should you require any assistance, please do not hesitate to contact me by email to hornj@friendsprovident.co.uk.

Yours sincerely

Ms. Jenni Horn
Company Secretariat Assistant

PROCESSED
FEB 09 2004
THOMSON
FINANCIAL

Enc.

Full Text Announcement

04 FEB -2 AM 7:21

Company	Friends ProvidentPLC
TIDM	FP.
Headline	Increase of Issued Share Capital
Released	11:50 23 Jan 2004
Number	PRNUK-2301

FRIENDS PROVIDENT PLC

Increase of Share Capital

The Board of Friends Provident plc (the 'Company') announces that on 23 January 2004 the issued share capital of the Company has increased to 1,722,740,254 ordinary shares of 10 pence each to satisfy the exercise of options under the Friends Provident Executive Share Option Scheme and the Friends Provident ShareSave Scheme.

Application has been made for admission of the new 208,452 ordinary shares to trading on the London Stock Exchange.

Enquiries: Brian Sweetland, Director and Secretary 01306 653087

END